SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                17 December, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                             Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
      Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form
              6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date: 17 December, 2004                     By   Theresa Robinson
      -----------------                          ------------------------------
                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

                                                                         [LOGO]

New release

17 December 2004


CORUS COMPLETES SEGAL TRANSACTION



Further to the announcement on 12 November 2004, Corus Staal B.V. has completed the purchase of a fifty per cent shareholding in Segal S.A., a Belgian hot dipped galvanising line, for a consideration of EUR25 million (approximately (pound)17.5 million) in cash.

The completion of the purchase, from MetalInvest investment fund, follows receipt of regulatory approval from the Belgian Competition Authority ("Raad voor de Mededinging").

Segal, which employs 155 people and produces 500,000 tonnes of hot dipped galvanised sheet annually, becomes a 100% owned subsidiary of Corus Staal B.V. and is fully consolidated in the Group's accounts from 16 December 2004.









Notes to Editors
----------------

1. Corus Staal B.V. is a wholly owned subsidiary of Corus Group plc that owns the Group's principal steelmaking assets in the Netherlands.
2.      The exchange rate used is EUR1.43 per (pound)1.
3.      Enquiries: Corporate Relations: Mike Hitchcock +44 (0)20 7717 4502
                   Investor Relations: Anthony Hamilton +44 (0)20 7717 4503





Corus
30 Millbank
London, SW1P 4WY
T +44 (0)20 7717 4444
www.corusgroup.com